Exhibit II
EXECUTION COPY
FIRST AMENDED AND RESTATED
OMNIBUS AGREEMENT
AMONG
CAPITAL MARITIME & TRADING CORP.
CAPITAL GP L.L.C.
CAPITAL PRODUCT OPERATING L.L.C.
AND
CAPITAL PRODUCT PARTNERS L.P.

TABLE OF CONTENTS

Page
ARTICLE I

DEFINITIONS

Section 1.1 Definitions	1

ARTICLE II

CAPITAL MARITIME RESTRICTED BUSINESS OPPORTUNITIES

Section 2.1 Capital Maritime Restricted Businesses	6
Section 2.2 Permitted Exceptions	7

ARTICLE III

PARTNERSHIP RESTRICTED BUSINESS OPPORTUNITIES

Section 3.1 Partnership Restricted Businesses	8
Section 3.2 Permitted Exceptions	8

ARTICLE IV

BUSINESS OPPORTUNITIES PROCEDURES

Section 4.1 Procedures	9
Section 4.2 Scope Of Prohibition	11
Section 4.3 Other Business Opportunity	11

ARTICLE V

RIGHTS OF FIRST OFFER

Section 5.1 Rights Of First Offer	12
Section 5.2 Procedures For Rights Of First Offer	12

ARTICLE VI

INDEMNIFICATION

Section 6.1 Capital Maritime Indemnification	13
Section 6.2 Limitation Regarding Indemnification	13
Section 6.3 Indemnification Procedures	14

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- ii -

          THIS FIRST AMENDED AND RESTATED OMNIBUS AGREEMENT, dated and effective as of September 30, 2011 (this “Agreement”), is entered into by and among Capital Maritime & Trading Corp., a Marshall Islands corporation (“Capital Maritime”), Capital GP L.L.C., a Marshall Islands limited liability company (including any permitted successors and assigns under the MLP Agreement (as defined herein), the “General Partner”), Capital Product Operating L.L.C., a Marshall Islands limited liability company (the “OLLC”), and Capital Product Partners L.P., a Marshall Islands limited partnership (the “MLP”) and amends and restates in its entirety that certain Omnibus Agreement by and among the parties hereto, dated as of April 3, 2007.
R E C I T A L S:
          1. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Articles II and IV, with respect to (a) those business opportunities that the Capital Maritime Entities (as defined herein) will not pursue during the term of this Agreement and (b) the procedures whereby such business opportunities are to be offered to the Partnership Group (as defined herein) and accepted or declined.
          2. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Articles III and IV, with respect to (a) those business opportunities that the Partnership Group will not pursue during the term of this Agreement and (b) the procedures whereby such business opportunities are to be offered to Capital Maritime and accepted or declined.
          3. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article V, with respect to (a) Capital Maritime’s right of first offer relating to certain Tanker Assets (as defined herein) and (b) the MLP’s right of first offer relating to certain Tanker Assets that Capital Maritime might own.
          4. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article VI, with respect to certain indemnification obligations of Capital Maritime.
          In consideration of the premises and the covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.1 Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:
          “Acquiring Party” has the meaning given such term in Section 4.1(a).
          “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
          “Agreement” means this First Amended and Restated Omnibus Agreement, as it may be amended, modified, or supplemented from time to time in accordance with Section 7.9 hereof.
          “Bareboat Charter Agreement” means a contract to charter a Tanker of the type then owned or controlled by a Partnership Group Member for an agreed period of time at a set rate per day under which all voyage related costs, such as fuel and port dues, and all operating expenses, including maintenance, crewing and insurance, are for the charterer’s account.
          “Bareboat Charter Opportunity” means a potential opportunity to enter into a Bareboat Charter Agreement.
          “Board” means the Board of Directors of the MLP.
          “Break-up Costs” means the aggregate amount of any and all additional taxes, flag administration, financing, legal and other similar costs (except with respect to Section 2.2(b)(i) where Break-up Costs shall be deemed to include only administrative costs associated with transfer and re-flagging, including related legal costs) to (a) the Capital Maritime Entities that would be required to transfer Tanker Assets acquired by the Capital Maritime Entities as part of a larger transaction to a Partnership Group Member pursuant to Section 2.2(b)(i) or 2.2(c), or (b) the Partnership Group that would be required to transfer Small Tanker Assets acquired by the Partnership Group as part of a larger transaction to a Capital Maritime Entity pursuant to Section 3.2(b).
          “Business Opportunity” means a Spot Charter Opportunity unless the applicable Tanker is operating under a Bareboat Charter Agreement or a Period Charter Agreement, a Period Charter Opportunity, a Bareboat Charter Opportunity or any other business opportunity that a Partnership Group Member would reasonably be expected to be capable of pursuing, but excluding the opportunity to enter a tanker vessel into a tanker pool.
          “Business Opportunity Offer” has the meaning given such term in Section 4.3.
          “Capital Maritime Entities” means Capital Maritime and any Person controlled, directly or indirectly, by Capital Maritime other than the Partnership Entities.
          “Change of Control” means, with respect to any Person (the “Applicable Person”), any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the Applicable Person’s assets to any other Person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the Applicable Person; (b) the consolidation or merger of the Applicable Person with or into another Person pursuant to a transaction in which the outstanding Voting Securities of the Applicable Person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Securities of the Applicable Person are changed into or exchanged for Voting

Securities of the surviving Person or its parent and (ii) the holders of the Voting Securities of the Applicable Person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding Voting Securities of the surviving Person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Section 13(d) or Section 14(d)(2) of the Exchange Act), other than Capital Maritime or its Affiliates with respect to the General Partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding Voting Securities of the Applicable Person, except in a merger or consolidation which would not constitute a Change of Control under clause (b) above.
          “Closing Date” means April 3, 2007, the date of the closing of the initial public offering of common units representing limited partner interests in the MLP.
          “Conflicts Committee” means the Conflicts Committee of the Board of Directors of the MLP.
          “Contribution Assets” has the meaning given such term in Section 6.1.
          “Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
          “Covered Environmental Losses” means all Losses suffered or incurred by the Partnership Group by reason of, arising out of or resulting from:
     (i) any violation or correction of violation of Environmental Laws; or
     (ii) any event or condition relating to environmental or human health and safety matters, in each case, associated with the ownership or operation by the Capital Maritime Entities of the Contribution Assets (including, without limitation, the presence of Hazardous Substances on, under, about or migrating to or from the Contribution Assets or the disposal or release of, or exposure to, Hazardous Substances generated by or otherwise related to operation of the Contribution Assets), including, without limitation, (a) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation or other corrective action required or necessary under Environmental Laws, (b) the cost or expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws and (c) the cost and expense for any environmental or toxic tort (including, without limitation, personal injury or property damage claims) pre-trial, trial or appellate legal or litigation support work;
but only to the extent that such violation complained of under clause (i), or such events or conditions included in clause (ii), occurred before the Closing Date; and, provided that, in no event shall Losses to the extent arising from a change in any Environmental Law after the Closing Date be deemed “Covered Environmental Losses.”
          “Dispute” has the meaning given such term in Section 7.4.

          “Environmental Laws” means all international, federal, state, foreign and local laws, statutes, rules, regulations, treaties, conventions, orders, judgments and ordinances relating to protection of natural resources, health and safety and the environment, each in effect and as amended through the Closing Date.
          “Event of Loss” means any of the following events: (a) the actual or constructive total loss of a Small Tanker or the agreed or compromised total loss of a Small Tanker; (b) the destruction of a Small Tanker; (c) the damage to a Small Tanker to an extent (determined in good faith by the Board within ninety (90) days after the occurrence of such damage) as shall make repair thereof uneconomical or shall render such Small Tanker permanently unfit for normal use (other than obsolescence); or (d) the condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of a Small Tanker that shall not be revoked within six months. An Event of Loss shall be deemed to have occurred: (i) in the event of the destruction or other actual total loss of a Small Tanker, on the date of such loss; (ii) in the event of a constructive, agreed or compromised total loss of a Small Tanker, on the date of determination of such total loss pursuant to the relevant insurance policy; (iii) in the case of any event referred to in clause (c) above, upon such determination by the Board; or (iv) in the case of any event referred in clause (d) above, on the date six months after the occurrence of such event.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          “First Offer Negotiation Period” has the meaning given such term in Section 5.2.
          “General Partner” is defined in the introduction to this Agreement.
          “Hazardous Substances” means (a) substances defined in or regulated under applicable Environmental Laws; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas and any mixtures thereof; (d) any substances with respect to which a federal, state, foreign or local agency requires environmental investigation, monitoring, reporting or remediation; (e) any hazardous waste or solid waste, within the meaning of any Environmental Law; (f) any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law; (g) any radioactive material; and (h) any asbestos-containing materials.
          “Losses” means losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees) of any and every kind or character; provided, however, that such term shall not include any special, indirect, incidental or consequential damages.
          “MLP” is defined in the introduction to this Agreement.
          “MLP Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the MLP, dated as of February 22, 2010, as amended on September 30, 2011, as such agreement is in effect on the date of this Agreement, to which reference is hereby made for all purposes of this Agreement. No amendment or modification to the MLP Agreement subsequent to the date of this Agreement shall be given effect for purposes of this Agreement unless consented to by each of the Parties to this Agreement.

          “Offer” has the meaning given such term in Section 4.1.
          “Offered Assets” has the meaning given such term in Section 4.1.
          “Offeree” has the meaning given such term in Section 4.1.
          “Offer Period” has the meaning given such term in Section 4.1.
          “OLLC” is defined in the introduction to this Agreement.
          “Opportunity Period” means ten (10) calendar days from the time a Capital Maritime Entity notifies the Board or the General Partner of a Business Opportunity.
          “Parties” means the parties to this Agreement and their successors and permitted assigns.
          “Partnership Entities” means the General Partner, the MLP, the OLLC and any Person controlled by any such entity.
          “Partnership Group” means the MLP, the OLLC and any Person controlled by any such entity.
          “Partnership Group Member” means any Person in the Partnership Group.
          “Period Charter Agreement” means a contract to charter a Tanker of the type then owned or controlled by a Partnership Group Member for an agreed period of time in excess of twelve months at a set rate per day.
          “Period Charter Opportunity” means a potential opportunity to enter into a Period Charter Agreement.
          “Person” means an individual, corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or any other entity.
          “Potential Transferee” has the meaning given such term in Section 5.2.
          “Qualifying Contract” means a time or bareboat charter with a remaining duration, excluding any extension options, of at least twelve (12) months at the earliest of the following dates: (a) the date the Tanker to which such time or bareboat charter is attached is first acquired by a Capital Maritime Entity and (b) the date on which a Tanker owned by Capital Maritime Entity is put under such time or bareboat charter.
          “Re-Charter” means the charter of a Tanker pursuant to a Qualifying Contract in the event that its existing charter expires or is terminated early.
          “Replacement Small Tanker” means any Small Tanker that replaces any Small Tanker upon an Event of Loss.
          “Sale Assets” has the meaning given such term in Section 5.2.

          “Small Tanker” means any product or crude oil tanker with a carrying capacity of less than 30,000 dwt.
          “Small Tanker Assets” means any Small Tanker and its related charter.
          “Spot Charter Agreement” means a contract to charter a Tanker of the type then owned or controlled by a Partnership Group Member for an agreed period of time of up to twelve (12) months at a set rate per day under which the vessel operator pays for the vessel’s voyage expenses, such as fuel and port dues, and the owner is responsible for providing crew and paying operating expenses.
          “Spot Charter Opportunity” means a potential opportunity to enter into a Spot Charter Agreement.
          “Tanker” means any product or crude oil tanker with a carrying capacity greater than or equal to 30,000 dwt.
          “Tanker Assets” means any Tanker and its related charter.
          “Transfer” means any transfer, assignment, sale or other disposition of any Tanker by a Capital Maritime Entity or of any Tanker or Small Tanker by a Partnership Group Member; provided, however, that such term shall not include: (a) transfers, assignments, sales or other dispositions from a Capital Maritime Entity to another Capital Maritime Entity, or from a Partnership Group Member to another Partnership Group Member; (b) transfers, assignments, sales or other dispositions pursuant to the terms of any related charter or other agreement with a charter party; (c) transfers, assignments, sales or other dispositions pursuant to Article II or III of this Agreement; or (d) grants of security interests in or mortgages or liens on such Tanker Assets or Small Tanker Assets in favor of a bona fide third party lender (but not the foreclosing of any such security interest, mortgage or lien).
          “Transfer Notice” has the meaning given such term in Section 5.2.
          “Transferring Party” has the meaning given such term in Section 5.2.
          “Voting Securities” means securities of any class of Person entitling the holders thereof to vote in the election of members of the board of directors or other similar governing body of the Person.
ARTICLE II
CAPITAL MARITIME RESTRICTED BUSINESS OPPORTUNITIES
          Section 2.1 Capital Maritime Restricted Businesses. Subject to Section 7.7 and except as permitted by Section 2.2, each of the Capital Maritime Entities shall be prohibited from acquiring, owning or operating Tankers under Qualifying Contracts.

          Section 2.2 Permitted Exceptions. Notwithstanding any provision of Section 2.1 to the contrary, the Capital Maritime Entities may engage in the following activities under any of the following circumstances:
     (a) acquiring, owning, chartering or operating Tankers that are not subject to a Qualifying Contract;
     (b) (i) acquiring one or more Tankers that are subject to Qualifying Contracts after the date of this Agreement if the Capital Maritime Entity offers to sell to the Partnership Group Members each such Tanker Asset for the acquisition price at the time it is acquired plus any applicable Break-up Costs, in accordance with the procedures set forth in Section 4.1; or (ii) putting a Tanker that the Capital Maritime Entity owns or operates under a Qualifying Contract if the Capital Maritime Entity offers to sell to the Partnership Group Members each such Tanker for its fair market value at the time it is made subject to a Qualifying Contract and, in each case, at each renewal or extension of that Qualifying Contract, in accordance with the procedures set forth in Section 4.1;
     (c) acquiring one or more Tankers that are subject to Qualifying Contracts as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those Tanker Assets provided, however, that:
     (i) if less than a majority of the value of the total assets or business acquired is attributable to those Tanker Assets, as determined in good faith by the board of directors of Capital Maritime, the Capital Maritime Entity must offer to sell to the Partnership Group Members such Tanker Assets for fair market value plus any applicable Break-up Costs in accordance with the procedures set forth in Section 4.1.
     (ii) if a majority or more of the value of the total assets or business acquired is attributable to those Tanker Assets, as determined in good faith by the board of directors of Capital Maritime, Capital Maritime shall notify the MLP in writing of the proposed acquisition. The MLP shall, not later than the tenth calendar day following receipt of such notice, notify Capital Maritime if any of the Partnership Group Members wish to acquire the Tanker Assets forming part of the business or package of assets in cooperation and simultaneously with Capital Maritime acquiring the other assets forming part of that business or package of assets. If the MLP does not notify Capital Maritime of its intent to pursue the acquisition within ten (10) calendar days, Capital Maritime may proceed with the acquisition as provided in subsection (i) above.
     (d) acquiring a non-controlling interest in any company, business or pool of assets;
     (e) acquiring, owning or operating Tankers subject to a Qualifying Contract that are subject to an offer to purchase by a Capital Maritime Entity as described in Section 2.2(b) or (c), in each case, pending the applicable offer of such Tanker Asset to the Partnership Group Members and the Partnership Group Members’ determination pursuant to Section 4.1 of whether to purchase the Tanker Assets and, if the Partnership Group Members determine to purchase such Tanker Asset, pending the closing of such purchase;
     (f) acquiring, owning or operating Tankers subject to a Qualifying Contract that are subject to an offer to purchase by a Capital Maritime Entity as described in Section 2.2(b) or (c), in each case, if the Board has elected to cause any Partnership Group Member to acquire or operate such Tanker Assets;
     (g) providing ship management services relating to any vessel whatsoever, including to Tanker Assets, owned by any Capital Maritime Entity; or
     (h) acquiring, operating or chartering Tankers that are subject to Qualifying Contracts if the Board has previously advised Capital Maritime that it consents to such acquisition, operation or charter.
ARTICLE III
PARTNERSHIP RESTRICTED BUSINESS OPPORTUNITIES
          Section 3.1 Partnership Restricted Businesses. Subject to Section 7.7 and except as permitted by Section 3.2, each Partnership Group Member shall be prohibited from acquiring, owning or operating or chartering Small Tankers.
          Section 3.2 Permitted Exceptions. Notwithstanding any provision of Section 3.1 to the contrary, the Partnership Group Members may engage in the following activities under any of the following circumstances:
     (a) owning, chartering or operating any Small Tanker Assets so owned, operated or chartered at the date of this Agreement, including any Replacement Small Tanker;
     (b) acquiring one or more Small Tanker Assets as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:
     (i) if less than a majority of the value of the total assets or business acquired is attributable to Small Tanker Assets, as determined in good faith by the MLP, the Partnership Group Member must offer to sell such Small Tanker Assets and related charters to Capital Maritime or any other Capital Maritime Entity for their fair market value plus any applicable Break-up Costs in accordance with the procedures set forth in Section 4.1.
     (ii) if a majority or more of the value of the total assets or business acquired is attributable to Small Tanker Assets, as determined in good faith by the MLP, the Partnership Group Members shall notify Capital Maritime in writing of the proposed acquisition. Capital Maritime shall, not later than the tenth calendar day following receipt of such notice, notify the Partnership Group Members if it or any other Capital Maritime Entity wishes to acquire the Small Tanker Assets forming part of the business or package of assets in cooperation and simultaneously with the Partnership Group Members acquiring the other assets forming part of that business or package of assets. If Capital Maritime does not notify the Partnership Group Member of its intent to pursue the acquisition within ten (10) calendar days, the Partnership Group Member may proceed with the acquisition as provided in subsection (i) above.
     (c) acquiring a non-controlling interest in any company, business or pool of assets;
     (d) acquiring, owning, operating or chartering any Small Tanker Assets that are subject to an offer to purchase by Capital Maritime as described in Section 3.2(b) pending the applicable offer of such Small Tanker Assets to Capital Maritime and Capital Maritime’s determination pursuant to Section 4.1 whether to purchase the Small Tanker Assets and, if Capital Maritime elects to purchase or cause any Capital Maritime Entity to purchase such Small Tanker Assets, pending the closing of such purchase; and
     (e) acquiring, operating or chartering Small Tankers if Capital Maritime has previously advised the MLP that it consents to such acquisition, operation or charter.
ARTICLE IV
BUSINESS OPPORTUNITIES PROCEDURES
          Section 4.1 Procedures. In the event that (a) a Partnership Group Member acquires Small Tanker Assets in accordance with Section 3.2(b), or (b) a Capital Maritime Entity acquires Tanker Assets in accordance with Section 2.2(b)(i) or (c), then (i) simultaneously or in any event not later than thirty (30) calendar days after the consummation of the acquisition (in the case of clause (a) or (b) above), such acquiring Party (the “Acquiring Party”) shall notify (a) Capital Maritime, in the case of an acquisition by a Partnership Group Member or (b) the Board, in the case of an acquisition by a Capital Maritime Entity and offer such party to be notified (each an “Offeree”) the opportunity for any Capital Maritime Entity or Partnership Group Member, as applicable, to purchase such Small Tanker Assets or Tanker Assets, as applicable (the “Offered Assets”), for their fair market value (or, in the case of an acquisition in accordance with Section 2.2(b)(i), the acquisition price) (plus, in the case of an acquisition in accordance with Section 2.2(b)(i) or 2.2(c) or 3.2(b), any applicable Break-up Costs), in each case on commercially reasonable terms in accordance with this Section (the “Offer”). The Offer shall set forth the Acquiring Party’s proposed terms relating to the purchase of the Offered Assets by the applicable Capital Maritime Entity or Partnership Group Member, including any liabilities to be assumed by the applicable Capital Maritime Entity or Partnership Group Member as part of the Offer. As soon as practicable after the Offer is made, the Acquiring Party will deliver to the Offeree all information prepared by or on behalf of or in the possession of such Acquiring Party relating to the Offered Assets and reasonably requested by the Offeree. As soon as practicable, but in any event, within thirty (30) calendar days after receipt of such notification, the Offeree shall notify the Acquiring Party in writing that either:

     (a) Capital Maritime has elected not to purchase (or not to cause any of its permitted Affiliates to purchase) or the Board has elected not to cause any Partnership Group Member to purchase, as applicable, such Offered Assets, in which event the Acquiring Party and its Affiliates shall, subject to the other terms of this Agreement (including Section 2.2(b)(ii)), be forever free to continue to own, operate and charter such Offered Assets; or
     (b) Capital Maritime has elected to purchase (or to cause any of its permitted Affiliates to purchase) or the Board has elected to cause any Partnership Group Member to purchase, as applicable, such Offered Assets, in which event the following procedures shall be followed:
     (i) After the receipt of the Offer by the Offeree, the Acquiring Party and the Offeree shall negotiate in good faith, the fair market value (and any applicable Break-up Costs), of the Offered Assets that are subject to the Offer and the other terms of the Offer on which the Offered Assets will be sold to the applicable Capital Maritime Entity or Partnership Group Member. If the Acquiring Party and the Offeree agree on the fair market value (and any applicable Break-up Costs), of the Offered Assets that are subject to the Offer and the other terms of the Offer during the thirty (30) day period (the “Offer Period”) after receipt by the Acquiring Party of Capital Maritime’s election to purchase (or election to cause any of its permitted Affiliates to purchase) or of the Board’s election to cause any Partnership Group Member to purchase, as applicable, the Offered Assets, Capital Maritime shall purchase (or cause any of its permitted Affiliates to purchase) or the Board shall cause any Partnership Group Member to purchase, as applicable, the Offered Assets on such terms as soon as commercially practicable after such agreement has been reached.
     (ii) If the Acquiring Party and the Offeree are unable to agree on the fair market value (and any applicable Break-up Costs), of the Offered Assets that are subject to the Offer or on any other terms of the Offer during the Offer Period, the Acquiring Party and the Offeree will engage an independent ship broker and/or an independent investment banking firm prior to the end of the Offer Period to determine the fair market value (and any applicable Break-up Costs), of the Offered Assets and/or the other terms on which the Acquiring Party and the Offeree are unable to agree. In determining the fair market value of the Offered Assets and other terms on which the Offered Assets are to be sold, the ship broker or investment banking firm, as applicable, will have access to the proposed sale and purchase values and terms for the Offer submitted by the Acquiring Party and the Offeree, respectively, and to all information prepared by or on behalf of the Acquiring Party relating to the Offered Assets and reasonably requested by such ship broker or investment banking firm. Such ship broker or investment banking firm will determine the fair market value (and any applicable Break-up Costs) of the Offered Assets and/or the other terms on which the Acquiring Party and the Offeree are unable to agree within thirty (30) calendar days of its engagement and furnish the Acquiring Party and the Offeree its determination. The fees and expenses of the ship broker or investment banking firm, as applicable, will be divided equally between the Acquiring Party and the Offeree. Upon receipt of such determination, the Offeree will have the option, but not the obligation:
     (A) in the case that the Offeree is Capital Maritime, to purchase or cause any of its permitted Affiliates to purchase, or in the case that the Offeree is the Board, to cause any Partnership Group Member to purchase the Offered Assets for the fair market value (and any applicable Break-up Costs), and on the other terms determined by the ship broker or investment banking firm, as soon as commercially practicable after determinations have been made; or
     (B) in the case that the Offeree is Capital Maritime, to elect not to cause any of its permitted Affiliates to purchase, or in the case that the Offeree is the Board, not to cause any Partnership Group Member to purchase such Offered Assets, in which event the Acquiring Party and its Affiliates shall, subject to the other terms of this Agreement (including Section 2.2(b)(ii)), be forever free to continue to own, operate and charter such Offered Assets.
          Section 4.2 Scope Of Prohibition. If any Party or its Affiliates engages in the ownership or operation of Tankers under Qualifying Contract in the case of a Capital Maritime Entity, or Small Tankers in the case of a Partnership Group Member, pursuant to any of the exceptions described in Section 2.2 or 3.2, as applicable, the Party and its Affiliates may not subsequently expand that portion of their business other than pursuant to the exceptions contained in such Section 2.2 or 3.2. Except as otherwise provided in this Agreement or the MLP Agreement, each party and its Affiliates shall be free to engage in any business activity whatsoever, including those that may be in direct competition with the Capital Maritime Entities or the Partnership Group.
          Section 4.3 Other Business Opportunity.
     (a) If a Capital Maritime Entity becomes aware of a Business Opportunity, whether through an officer or director shared with a Partnership Entity or otherwise, then Capital Maritime shall notify and offer (or cause the relevant Capital Maritime Entity to notify and offer) such Business Opportunity to the Board or the General Partner in accordance with this Section 4.3 (the “Business Opportunity Offer”). The Business Opportunity Offer shall set forth the proposed terms relating to such Business Opportunity. As soon as practicable after the Business Opportunity Offer is made, Capital Maritime (or the relevant Capital Maritime Entity) will deliver to the Board or the General Partner all information prepared by or on behalf of or in the possession of Capital Maritime (or the relevant Capital Maritime Entity) relating to such Business Opportunity and reasonably requested by the Board or the General Partner. As soon as practicable, but in any event within the Opportunity Period, the Board or the General Partner shall notify the Capital Maritime Entity that made the Business Opportunity Offer in writing that either:

     (i) the Board or the General Partner has elected not to cause any Partnership Group Member to pursue such Business Opportunity, in which event any Capital Maritime Entity shall, subject to the other terms of this Agreement, be forever free to pursue such Business Opportunity; or
     (ii) the Board or the General Partner has elected to cause any Partnership Group Member to pursue such Business Opportunity, in which event Capital Maritime shall refrain, and shall cause all other Capital Maritime Entities to refrain, from pursuing such Business Opportunity until such time as the Partnership Group abandons its pursuit of such Business Opportunity.
     (b) Capital Maritime shall refrain, and shall cause all other Capital Maritime Entities to refrain, from pursuing such Business Opportunity from the date a Capital Maritime Entity becomes aware of such Business Opportunity until the Board or the General Partner has been notified of the Business Opportunity and the earlier of (i) the time the Opportunity Period for such Business Opportunity has lapsed without the Board or the General Partner making an election as set forth in Section 4.3(a) and (ii) the time the Board or the General Partner makes an election not to pursue such Business Opportunity as set forth in Section 4.3(a)(i).
     (c) If the Board or the General Partner does not make an election as set forth in Section 4.3(a) within the Opportunity Period, then any Capital Maritime Entity may pursue such Business Opportunity.
ARTICLE V
RIGHTS OF FIRST OFFER
          Section 5.1 Rights Of First Offer. (a) The Partnership Group hereby grants Capital Maritime a right of first offer on any proposed Transfer by any Partnership Group Member of any Tanker Assets or Small Tanker Assets owned or acquired by any Partnership Group Member. The Capital Maritime Entities hereby grant the MLP a right of first offer on any proposed Transfer or Re-Charter of any Tanker Assets owned or acquired by any Capital Maritime Entity.
     (b) The Parties acknowledge that all potential Transfers or Re-Charter of Tanker Assets pursuant to this Article V are subject to obtaining any and all written consents of governmental authorities and other non-affiliated third parties and to the terms of all existing agreements in respect of such Tanker Assets, as applicable.
          Section 5.2 Procedures For Rights Of First Offer. In the event that a Partnership Group Member or a Capital Maritime Entity (as applicable, the “Transferring Party”) proposes to Transfer or Re-Charter any Tanker Assets or Small Tanker Assets (the “Sale Assets”), prior to engaging in any negotiation for such Transfer with any non-affiliated third party or otherwise offering to Transfer the Sale Assets to any non-affiliated third party, such Transferring Party shall give Capital Maritime or the MLP, as applicable (the “Potential Transferee”), written notice setting forth all material terms and conditions (including, without limitation, the purchase price (in the event of a Transfer) or the terms of the charter agreement (in the event of a Re-Charter) and a description of the Sale Asset(s) on which such Transferring Party desires to Transfer or Re-Charter the Sale Assets (the “Transfer Notice”). The Transferring Party then shall be obligated to negotiate in good faith for a ten (10) day period following the delivery by the Transferring Party of the Transfer Notice (the “First Offer Negotiation Period”) to reach an agreement for the Transfer or Re-Charter of such Sale Assets to the Potential Transferee or any of its Affiliates on the terms and conditions set forth in the Transfer Notice. If no such agreement with respect to the Sale Assets is reached during the First Offer Negotiation Period, and the Transferring Party has not Transferred, or agreed in writing to Transfer, such Sale Assets to a third party within 180 calendar days after the end of the First Offer Negotiation Period on terms generally no less favorable to the Transferring Party than those include in the Transfer Notice, then the Transferring Party shall not thereafter Transfer any of the Sale Assets without first offering such assets to the applicable Potential Transferee in the manner provided above.
ARTICLE VI
INDEMNIFICATION
          Section 6.1 Capital Maritime Indemnification. Subject to the provisions of Section 6.2 and Section 6.3, Capital Maritime shall indemnify, defend and hold harmless the Partnership Group from and against:
     (a) any Covered Environmental Losses relating to the assets contributed by the Capital Maritime Entities to the Partnership Group prior to or on the Closing Date (the “Contribution Assets”) to the extent that Capital Maritime is notified by the MLP of any such Covered Environmental Losses within five (5) years after the Closing Date; (b) Losses to the Partnership Group arising from (i) the failure of the Partnership Group, immediately after the Closing Date, to be the owner of such valid leasehold interests or fee ownership interests in and to the Contribution Assets as are necessary to enable the Partnership Entities to own and operate the Contribution Assets in substantially the same manner that the Contribution Assets were owned and operated by the Capital Maritime Entities immediately prior to the Closing Date or (ii) the failure of the Partnership Entities to have by the Closing Date any consent or governmental permit necessary to allow the Partnership Entities to own or operate the Contribution Assets in substantially the same manner that the Contribution Assets were owned and operated by the Capital Maritime Entities immediately prior to the Closing Date, in each of clauses (i) and (ii) above, to the extent that Capital Maritime is notified by the MLP of such Losses within three (3) years after the Closing Date; and (d) all federal, state, foreign and local income tax liabilities attributable to the operation of the Contribution Assets prior to the Closing Date, including any such income tax liabilities of the Capital Maritime Entities that may result from the consummation of the formation transactions for the Partnership Group and the MLP, but excluding any federal, state, foreign and local income taxes reserved on the books of the Partnership Group on the Closing Date.
          Section 6.2 Limitation Regarding Indemnification. The aggregate liability of Capital Maritime under Section 6.1(a) above shall not exceed $5,000,000 million. Furthermore,

no claim may be made against Capital Maritime for indemnification pursuant to Section 6.1(a) unless the aggregate dollar amount of all claims for indemnification pursuant to such section shall exceed $500,000, in which case Capital Maritime shall be liable for claims for indemnification only to the extent such aggregate amount exceeds $500,000.
          Section 6.3 Indemnification Procedures. (a) The Partnership Group Members agree that within a reasonable period of time after they become aware of facts giving rise to a claim for indemnification pursuant to Section 6.1, they will provide notice thereof in writing to Capital Maritime specifying the nature of and specific basis for such claim.
     (b) Capital Maritime shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the Partnership Group that are covered by the indemnification set forth in Section 6.1, including, without limitation, the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such matter or any issues relating thereto; provided, however, that no such settlement shall be entered into without the consent (which consent shall not be unreasonably withheld) of the Partnership Group unless it includes a full release of the Partnership Group from such matter or issues, as the case may be.
     (c) The Partnership Group Members agree to cooperate fully with Capital Maritime with respect to all aspects of the defense of any claims covered by the indemnification set forth in Section 6.1, including, without limitation, the prompt furnishing to Capital Maritime of any correspondence or other notice relating thereto that the Partnership Group may receive, permitting the names of the members of the Partnership Group to be utilized in connection with such defense, the making available to Capital Maritime of any files, records or other information of the Partnership Group that Capital Maritime considers relevant to such defense and the making available to Capital Maritime of any employees of the Partnership Group; provided, however, that in connection therewith Capital Maritime agrees to use reasonable efforts to minimize the impact thereof on the operations of the Partnership Group and further agrees to maintain the confidentiality of all files, records and other information furnished by a Partnership Group Member pursuant to this Section 6.3. In no event shall the obligation of the Partnership Group to cooperate with Capital Maritime as set forth in the immediately preceding sentence be construed as imposing upon the Partnership Group an obligation to hire and pay for counsel in connection with the defense of any claims covered by the indemnification set forth in this Article VI; provided, however, that the Partnership Group Members may, at their own option, cost and expense, hire and pay for counsel in connection with any such defense. Capital Maritime agrees to keep any such counsel hired by the Partnership Group reasonably informed as to the status of any such defense (including providing such counsel with such information related to any such defense as such counsel may reasonably request) but Capital Maritime shall have the right to retain sole control over such defense.
In determining the amount of any Loss for which any of the members of the Partnership Group is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by the Partnership Group, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by the Partnership Group as a result of such claim, and (ii) all amounts recovered by the Partnership Group under contractual indemnities from third Persons. The Partnership hereby agrees to use commercially reasonable efforts to realize any applicable insurance proceeds or amounts recoverable under such contractual indemnities; provided, however, that the costs and expenses (including, without limitation, court costs and reasonable attorneys’ fees) of the Partnership Group in connection with such efforts shall be promptly reimbursed by Capital Maritime in advance of any determination of whether such insurance proceeds or other amounts will be recoverable.
ARTICLE VII
MISCELLANEOUS
          Section 7.1 Choice Of Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.
          Section 7.2 Submission To Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom unless no basis for federal jurisdiction exists, in which event each party hereto irrevocably consents to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, New York County, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that such party is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 7.2, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each of the parties hereto expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided, that consent by the parties hereto to jurisdiction and service contained in this Section 7.2 is solely for the purpose referred to in this Section 7.2 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.
          Section 7.3 Waiver Of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR

RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE.
          Section 7.4 Resolution of Disputes.
          (a) Any dispute, claim, or controversy arising out of or relating to Articles II, III, IV and V of this Agreement (a “Dispute”) shall be resolved in accordance with the procedures set forth in this Section 7.4. These procedures shall be the sole and exclusive process for the resolution of any such Dispute.
          (b) Upon the written request of either party, the parties shall endeavor to settle the Dispute in an amicable manner by mediation administered by the American Arbitration Association under its Commercial Mediation Rules then in effect, except as modified herein. The mediator shall be selected by the parties hereto within five (5) days of the request for mediation. If the parties are unable to agree upon a mediator within five (5) days of the request for mediation, the mediator shall be selected by the American Arbitration Association. If the Dispute has not been resolved by mediation within ten (10) days of appointment of a mediator, either party may initiate arbitration as provided in this Section 7.4.
          (c) Any Dispute not resolved through the procedures set forth in Section 7.4(b) shall be finally settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules then in effect, except as modified herein. However, if a party has requested the other to participate in the procedures set forth in Section 7.4(b) above and the other has failed to participate, the requesting party may initiate arbitration immediately.
          (d) The arbitration shall be held, and the award rendered in, New York, New York. The language of the arbitration shall be English, but documents or testimony may be submitted in other language if a translation is provided. There shall be one arbitrator selected jointly by the parties within ten (10) days of respondent’s receipt of claimant’s demand for arbitration. If an arbitrator is not jointly selected by the parties within such ten-day period, such arbitrator will be selected within ten (10) days by the American Arbitration Association under its Commercial Arbitration Rules. The hearing shall be held no later than ninety (90) days following the appointment of the arbitrator. The arbitrator shall have no authority to amend or modify any of the terms of this Agreement. The arbitrator shall have ten (10) business days from the closing statements or submission of post-hearing briefs by the parties to render his or her decision. Either party may apply to any court having jurisdiction hereof and seek injunctive relief in order to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved. The award shall be final and binding. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. §§ 1-16. Judgment upon any award may be entered by any court having jurisdiction thereof.
          (e) Except to the extent necessary in connection with a proceeding relating to the arbitration or an arbitration award contemplated by this Section 7.4, information concerning (1) any documentary or other evidence given by a party or witness in the arbitration or (2) the arbitration award may not be disclosed by the arbitral tribunal, the administrator, any party, its counsel or any other person or entity connected to the proceeding or related arbitration or judicial proceeding unless required to do so by contract, by law, or by a competent court or regulatory body, and then only to the extent of disclosing no more than that which is contractually or legally required. Any arbitrator shall be required to agree to treat as confidential the information outlined in clauses (1) and (2) of this Section 7.4(e) to the extent set forth in this Section 7.4(e). Following the resolution of or final arbitral decision made with respect to any Dispute, each party shall in good faith cooperate with the other party if such other party requires documentation to demonstrate to a third party that any Dispute that has been resolved.
          Section 7.5 Notice. All notices or requests or consents provided for or permitted to be given pursuant to this Agreement must be in writing and must be given by depositing same in the mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by private-courier, prepaid, or by telecopier to such party. Notice given by personal delivery or mail shall be effective upon actual receipt. Couriered notices shall be deemed delivered on the date the courier represents that delivery will occur. Notice given by telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a party pursuant to this Agreement shall be sent to or made at the address set forth below such party’s signature to this Agreement, or at such other address as such party may stipulate to the other parties in the manner provided in this Section.
          Section 7.6 Entire Agreement. This Agreement constitutes the entire agreement of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.
          Section 7.7 Termination. Upon a Change of Control of the General Partner or of the MLP, the provisions of Articles II, III, IV and V of this Agreement (but not less than all of such Articles) shall terminate immediately. Upon a Change of Control of Capital Maritime, the provisions of Articles II, III, IV and V of this Agreement (but not less than all of such Articles) shall terminate at the time that is one year following the date of the Change of Control of Capital Maritime.
          Section 7.8 Waiver; Effect Of Waiver Or Consent. Any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto or (b) waive compliance with any agreement or condition contained herein. Except as otherwise specifically provided herein, any such extension or waiver shall be valid only if set forth in a written instrument duly executed by the party or parties to be bound thereby; provided, however, that the MLP and the OLLC may not, without the prior approval of the Conflicts Committee, agree to any extension or waiver of this Agreement that, in the reasonable discretion of the Board, will adversely affect the holders of common units of the MLP. No waiver or consent, express or implied, by any party of or to any breach or default by any Person in the performance by such Person of its obligations hereunder shall be deemed or construed to be a waiver or consent of or to any other breach or default in the performance by such Person of the same or any other obligations of such Person hereunder. Failure on the part of a party to complain of any act of any Person or to declare any Person in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder until the applicable statute of limitations period has run.
          Section 7.9 Amendment Or Modification. This Agreement may be amended or modified from time to time only by the written agreement of all the parties hereto; provided, however, that the MLP and the OLLC may not, without the prior approval of the Conflicts Committee, agree to any amendment or modification of this Agreement that, in the reasonable discretion of the Board, will adversely affect the holders of common units of the MLP.
          Section 7.10 Assignment. No party shall have the right to assign its rights or obligations under this Agreement without the consent of the other parties hereto.
          Section 7.11 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.
          Section 7.12 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.
          Section 7.13 Gender, Parts, Articles And Sections. Whenever the context requires, the gender of all words used in this Agreement shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural. All references to Article numbers and Section numbers refer to Articles and Sections of this Agreement.
          Section 7.14 Further Assurances. In connection with this Agreement and all transactions contemplated by this Agreement, each signatory party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.
          Section 7.15 Withholding Or Granting Of Consent. Each party may, with respect to any consent or approval that it is entitled to grant pursuant to this Agreement, grant or withhold such consent or approval in its sole and uncontrolled discretion, with or without cause, and subject to such conditions as it shall deem appropriate.
          Section 7.16 Laws And Regulations. Notwithstanding any provision of this Agreement to the contrary, no party to this Agreement shall be required to take any act, or fail to take any act, under this Agreement if the effect thereof would be to cause such party to be in violation of any applicable law, statute, rule or regulation.
          Section 7.17 Negotiation Of Rights Of Capital Maritime, Limited Partners, Assignees, And Third Parties. The provisions of this Agreement are enforceable solely by the parties to this Agreement, and no shareholder of Capital Maritime and no limited partner, member, assignee or other Person of the MLP or the OLLC shall have the right, separate and apart from Capital Maritime, the MLP or the OLLC, to enforce any provision of this Agreement or to compel any party to this Agreement to comply with the terms of this Agreement.
[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the date first written above.

CAPITAL MARITIME & TRADING CORP.,
by	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer

Address for Notice: c/o Capital Ship Management Corp., 3 Iassonos Street Piraeus, Greece
Phone:	+30 210 428 4879
Fax:	+30 210 428 4285
Attention:	Ioannis E. Lazaridis

CAPITAL GP L.L.C.,
by	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer

Address for Notice: c/o Capital Ship Management Corp., 3 Iassonos Street Piraeus, Greece
Phone:	+30 210 428 4879
Fax:	+30 210 428 4285
Attention:	Ioannis E. Lazaridis

CAPITAL PRODUCT OPERATING L.L.C., by Capital GP L.L.C., its general partner, by Capital Product Partners L.P., its sole member
by	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

[Signature Page to First A&R Omnibus Agreement]

Address for Notice: c/o Capital Ship Management Corp., 3 Iassonos Street Piraeus, Greece
Phone:	+30 210 428 4879
Fax:	+30 210 428 4285
Attention:	Ioannis E. Lazaridis

CAPITAL PRODUCT PARTNERS L.P., by Capital GP L.L.C., its general partner,
by	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Address for Notice: c/o Capital Ship Management Corp., 3 Iassonos Street Piraeus, Greece
Phone:	+30 210 428 4879
Fax:	+30 210 428 4285
Attention:	Ioannis E. Lazaridis
[Signature Page to First A&R Omnibus Agreement (cont.)]